EXHIBIT 7
PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Calculation of Ratio of Earnings to Fixed Charges
For the years 2006 through 2009
Amounts in conformity with IFRS

	2009(1)		2009		2008		2007		2006
	(in millions, except ratio of earnings to fixed charges)
Earnings: Income before income tax
Pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees subsidiaries	US$	1,181	Php	54,839	Php	54,049	Php	58,081	Php	38,249
Add (Deduct):
Fixed Charges (see b below)		178		8,273		7,831		8,051		10,874
Amortization of capitalized interest		34		1,544		1,543		1,559		1,490
Capitalized interest		(15)		(691)		(778)		(542)		(549)

Total Earnings(a)	US$	1,378	Php	63,965	Php	62,645	Php	67,149	Php	50,064

Fixed Charges(b)
Interest on loans and related items	US$	114	Php	5,317	Php	5,083	Php	5,714	Php	7,359
Capitalized interest		15		691		778		542		549
Amortization of debt issuance costs and debt discount		20		913		751		874		2,214
Estimated financing component of rent expense(3)		29		1,352		1,219		921		752

Total Fixed Charges	US$	178	Php	8,273	Php	7,831	Php	8,051	Php	10,874

Ratio (a/b)(2)		7.7		7.7		8.0		8.3		4.6

For the year 2005
Amounts in conformity with U.S. GAAP

	(in millions, except ratio of
	earnings to fixed charges)
Earnings:
Pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees subsidiaries	Php	45,770
Add (Deduct):
Fixed Charges (see b below)		11,273
Amortization of capitalized interest		1,443
Capitalized interest		(504)

Total Earnings(a)	Php	57,982

Fixed Charges(b)
Interest on loans and related items	Php	9,615
Capitalized interest		504
Amortization of debt issuance costs and debt discount		459
Estimated financing component of rent expense(3)		695

Total Fixed Charges	Php	11,273

Ratio (a/b)(2)		5.1

(1)	We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS and U.S. GAAP. For convenience, the peso financial information as at and for the year ended December 31, 2009 has been translated into U.S. dollars at the exchange rate of Php46.425 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2009.

(2)	For purposes of this ratio, “Earnings” consist of: (a) pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less the sum of the following: (1) capitalized interest, (2) preference security dividend requirements of consolidated subsidiaries, and (3) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges “Fixed charges” consist of interest expensed and capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense, and preference security dividend requirements of consolidated subsidiaries.

(3)	Rent expense substantially represents payments for the satellite circuits leased by PLDT. Historically, PLDT has been using one-third of rent expense as a reasonable estimate of the financing component of rent expense, since it is impracticable to determine the actual financing component of rent expense.